Exhibit 99.2

2014 First Quarter Results Presentation May 21, 2014

© 2014 Giant Interactive Group, Inc. All Rights Reserved 2 Safe Harbor Statement and Currency Convenience Translation Safe Harbor Statement Statements in this release contain “forward - looking” statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and as defined in the Private Securities Litigation Reform Act of 1995 . These forward - looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the expected growth of the webgame market in China and the ability of the webgames to capture a new audience ; the Company’s ability to dedicate large resources on mobile platforms and identify proper target mobile game companies for potential mergers and acquisitions ; the future growth prospects of the Company for 2014 and beyond ; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline . These forward - looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control . Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward - looking statements . Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2 , unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on the ZT Online franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates . The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20 - F for the fiscal year 2013 , as filed with the Securities and Exchange Commission on April 29 , 2014 , which is available on the Securities and Exchange Commission’s website at www . sec . gov . For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 3 of our annual report for fiscal year 2013 . Our actual results of operations for the fourth quarter 2013 are not necessarily indicative of our operating results for any future periods . Any projections in this release are based on limited information currently available to the Company, which is subject to change . Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this press release . Such information speaks only as of the date of this release . Currency Convenience Translation This presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US $ ) at the rate of US $ 1 . 00 to RMB 6 . 2164 , which was the noon buying rate as of March 31 , 2014 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York . The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all .

© 2014 Giant Interactive Group, Inc. All Rights Reserved 3 Table of Contents Company Overview Key Operational and Financial Highlights Portfolio and Pipeline 1 2 3

© 2014 Giant Interactive Group, Inc. All Rights Reserved 4 Company Overview: 1

# Giant in a Snapshot

GIANT
Great Game Great Life

## A Leading Online Game Developer and Publisher in China

- Focus on elite game strategy. Superior R&D talents and self-development. Innovative & sustainable game design. Smart marketing.
- **2006** Pioneered item-based (free-to-play aka freemium) revenue model (ZT)
- **2011** Created next-gen transaction-based revenue model (ZT2)
- **2013** Embedded GvG gameplay, a game design breakthrough (WOXX)
- Diverse pipeline with new genres and formats such as webgames and mobile games

| About Giant | |
|---|---|
| Headquarters: | Shanghai, China |
| Founded: | November 2004 |
| Employees: | 1,500 (1,000+ in R&D) |
| Investor Info: | www.ga-me.com |
| NYSE Listed | GA LISTED NYSE |
| IPO: | November 2007 |
| Market Cap: | US$2.9 billion (May 20, 2014) |
| Fully Diluted Shares: | 249m |

© 2014 Giant Interactive Group, Inc. All Rights Reserved

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© 2014 Giant Interactive Group, Inc. All Rights Reserved 6 Key Operational and Financial Highlights 2

© 2014 Giant Interactive Group, Inc. All Rights Reserved 7 Q1 2014 Operational Highlights Sound quarter despite weaker seasonality due to Chinese New Year • YoY revenue up 0.4%, gross profit up 3.9%, net income attributable to the company’s shareholders up 269.9% Jianghu closed beta testing launched on May 16, 2014 • Positive initial results Licensed Games Updates • Cang Tian 2 making great progress in localization Mobile Game Updates • Preparing to launch first self - developed game • 10 mobile game projects in development • Working with famous intellectual properties e.g. hit TV show, So You Think You Can Dance , to launch game

# Our Strategic Expansion
## *2014: the Defining Year for Diversification*

**Increasing the ways and devices from which gamers access our games**

**New formats are all incremental growth**

### MMOs
- In-house developed games and Licensed games
- *World of Xianxia* released 2nd expansion pack on Feb 21, 2014
- *Jianghu* launched closed beta testing on May 16, 2014
- Licensed game *Cang Tian 2* undergoing localization, closed beta planned for Q3 2014

### Webgames
- Games are distributed to a wide selection of platforms e.g. Baidu, Sina, Qihoo360, 37 wan etc.
- *Genesis of the Empire* and *Supreme Tai-Chi* launched in Q3-Q4 2013
- *Shen Nv Tian Xia* and *Xuan Dou Feng Shen* scheduled to launch in Q3 2014

### Mobile Games
- Leverage our industry-leading game design capability to develop high-quality mobile games
- 10 mobile games in development, covering diverse genres and gameplay styles
- Also seek M&A and partnership opportunities


GIANT
MMO
Webgames
Mobile Games

© 2014 Giant Interactive Group, Inc. All Rights Reserved
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© 2014 Giant Interactive Group, Inc. All Rights Reserved 9 Key Operating Metrics 2,167 2,184 2,216 2,241 2,300 2,257 2,328 2,335 2,362 2,383 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Q1 2014 Users in Thousands Active Paying Accounts (APA) 667 681 685 694 702 690 702 697 698 695 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Q1 2014 Users in Thousands Average Concurrent Users (ACU) 221 228 233 238 238 238 244 245 246 230 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Q1 2014 RMB Average Revenue Per User (ARPU) 2,339 2,288 2,307 2,328 2,370 2,281 2,319 2,271 2,220 2,220 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Q1 2014 Users in Thousands Peak Concurrent Users (PCU)

© 2014 Giant Interactive Group, Inc. All Rights Reserved 10 Solid Revenue Growth 44.6 47.4 50.6 55.8 61.6 67.5 71.8 78.6 80.8 83.1 86.4 91.8 92.2 95.8 96.4 99.9 92.5 85.2% 85.4% 85.2% 84.5% 84.4% 85.5% 86.2% 86.3% 86.7% 87.3% 86.2% 86.3% 85.6% 87.9% 86.9% 88.8% 88.6% Q1 Q2 Q3 Q4 2010 Q1 Q2 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Q1 2014 US$ Millions Revenue Gross Profit Margin

© 2014 Giant Interactive Group, Inc. All Rights Reserved 11 Superior Profitability 27.1 27.4 31.2 35.0 40.0 1.6 56.6 39.2 46.4 48.4 49.6 13.3 52.5 59.9 58.1 33.6 60.9% 57.8% 61.6% 62.8% 65.0% 2.3% 78.9% 49.8% 57.4% 58.2% 57.4% 14.5% 56.9% 62.5% 60.3% 33.7% 209.7% Q1 Q2 Q3 Q4 2010 Q1 Q2 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Q1 2014 US$ Millions GAAP Net Income Attributable to the Company's Shareholders GAAP Net Margin 194.0 • Q2 2011 GAAP Net Income and Margin were down due to one - time withholding tax associated with repatriation of cash for a significant $ 3.00 per share special dividend • Q4 2012 GAAP Net Income and Margin were down due to impairment charge in 51.com • Q4 2013 GAAP Net Income and Margin were down due to withholding tax accrued in the fourth quarter 2013 in anticipation of the repatriation of earnings from the Company’s PRC operations given the privatization proposal the Company received in November 2013 • Q1 2014 GAAP Net Income and Margin were up due to investment income for sale of Yunfeng E - Commerce Funds

© 2014 Giant Interactive Group, Inc. All Rights Reserved 12 Q 1 2014 Key Financial Highlights (in millions, except EPS) Q12014 US$ Q1 2014 RMB Q4 2013 RMB QoQ % Q1 2013 RMB YoY % Total Net Revenue 92.5 575.1 604.6 - 4.9% 572.8 0.4% Cost of Services 10.6 65.8 67.7 - 2.8% 82.4 - 20.1% Gross Profit 81.9 509.4 536.9 - 5.1% 490.5 3.9% Gross Profit Margin 88.6% 88.8% 85.6% Operating Expenses 21.6 134.3 134.8 - 0.3% 129.6 3.7% Income from Operations 60.3 375.0 402.1 - 6.7% 360.9 3.9% Operating Margin 65.2% 66.5% 63.0% Net Income Attributable to the Company’s Shareholders 194.0 1,206.0 203.6 492.4% 326.0 269.9% Net Margin 209.7% 33.7% 56.9% Basic EPS (RMB) 5.01 0.85 489.4% 1.36 268.4% Diluted EPS (RMB) 4.84 0.82 490.2% 1.32 266.7% Q4 2013 US$ QoQ % Q1 2013 US$ YoY % GAAP Basic EPS (US$) 0.81 0.14 478.6% 0.22 268.2% GAAP Diluted EPS (US$) 0.78 0.14 457.1% 0.21 271.4% Non - GAAP Basic EPS (US$) 0.23 0.30 - 23.3% 0.23 0% Non - GAAP Diluted EPS (US$) 0.22 0.29 - 24.1% 0.22 0%

© 2014 Giant Interactive Group, Inc. All Rights Reserved 13 Strong Balance Sheet (in millions) Mar 31, 2014 US$ Mar 31, 2014 RMB Dec 31, 2013 RMB Mar 31, 2013 RMB Cash, Cash Equivalents, R estricted Cash & Short - term Investments 865.1 5,377.9 3,831.2 3,005.5 Current Assets 916.0 5,694.4 4,280.0 3,378.7 Total Assets 1,032.3 6,417.4 5,365.3 4,604.1 Current Liabilities 256.1 1,592.0 1,713.0 1,533.9 Total Liabilities 258.6 1,607.7 1,715.9 1,572.9 Giant Interactive Group Inc.’s Equity 765.6 4,759.5 3,585.4 2,944.9 Non - controlling Interest 8.1 50.2 64.0 86.3 Total Liabilities and Equity 1,032.3 6,417.4 5,365.3 4,604.1

© 2014 Giant Interactive Group, Inc. All Rights Reserved 14 394.3 90.4 420.7 92.8 506.1 252.2 151.0 179.9 126.7 161.9 311.9 358.7 385.2 151.2 168.7 492.2 342.6 769.5 492.9 852.0 301.3 48.0 146.1 110.5 187.9 210.0 118.7 125.2 158.6 457.0 462.5 371.6 2.0 1.7 1.3 Q2 Q3 Q4 2010 Q1 Q2 Q3 Q4 2011 Q1 Q2 Q3 Q4 2012 Q1 Q2 Q3 Q4 2013 Q1 2014 US$ Millions Cash and Cash Equivalents Short-term Investments Restricted Cash US$708 million special cash dividend Strong Cash Position Allows Better Shareholder Return

© 2014 Giant Interactive Group, Inc. All Rights Reserved 15 Portfolio and Pipeline 3

# Our Flagship – *ZT Online* Series

GIANT
Great Game Great Life

## ZT Online 2

- Self-developed Free-to-play 2D MMORPG
- 3rd generation in-game economy providing fairer system to more gamers
- Open beta testing launched in **September 2011**
- Enriched and upgraded gameplay mechanics introduced in **March 2013**
- New expansion pack released in **Q1 2014**

## ZT Online

- Self-developed Free-to-Play 2D MMORPG launched in **January 2006**
- Ancient Chinese martial arts theme. Suitable for hardcore and high-spending players.

## ZT Online Classic

- The 2006 version of *ZT Online* without newer updates
- Designed to target retro and old school *ZT Online* players who prefer the original version
- Open beta testing launched at end of **Q3 2008**

## ZT Online Green

- *ZT Online* gameplay with revised in-game economy for lower-spending players
- Open beta testing launched at end of **Q1 2010**

© 2014 Giant Interactive Group, Inc. All Rights Reserved
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© 2014 Giant Interactive Group, Inc. All Rights Reserved 17 World of Xianxia A successful franchise outside of the ZT Online Series • Self - developed 3D Chinese fantasy MMORPG with ancient Chinese mythological background and vivid graphics • Game design breakthrough for Chinese gamers’ tastes by embedding GvG gameplay into basic game architecture • Began official closed beta testing with large scale marketing in April 2013 • Open beta testing launched in September 2013 • Released first expansion pack in November 2013 • Second expansion pack released on February 2014 World of Xianxia

# Strong & Diversified Pipeline

GIANT
Great Game Great Life

**Jianghu**

- 2D self-developed martial arts MMORPG
- Large-scale PK, UGC and dynamic gameplay
- Closed beta testing in **May 2014**

**Cang Tian 2**

- 3D MMORPG developed by WeMade in South Korea
- To start closed beta testing in **Q3 2014**



In-house MMO
Licensed MMO
Mobile Games
Webgames

**10 mobile game projects**

- 10 projects launching in **2014** that are either self-developed, licensed from 3rd parties, or developed by companies Giant invested in
- Covering genres such as ARPG, card battle, tower defense, strategy and casual

**Genesis of the Empire**

- ARPG based on the Three Kingdom era
- Launched on additional platforms in **Q4 2013**

**Supreme Tai-Chi**

- ARPG based on classic Chinese novel *Water Margin*
- Launched on additional platforms in **Q4 2013**

- *Shen Nv Tian Xia* and *Xuan Dou Feng Shen* to launch in **Q3 2014**

© 2014 Giant Interactive Group, Inc. All Rights Reserved
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